National Union Fire Insurance Company of Pittsburgh, Pa.
AIG Small Business
100 Connell Drive Suite 2100
Berkeley Heights, NJ 07922	A member company of
(877) 867-3783	American International Group, Inc.

TEMPORARY AND CONDITIONAL BINDER OF INSURANCE CONFIRMATION LETTER

November 29, 2006

MR ANDRE O'REGGIO
BEECHER CARLSON INSURANCE SERVICES, INC.
7 TIMES SQUARE TOWER
NEW YORK, NY 10036

RE:	GENWORTH FINANCIAL ASSET MANAGEMENT FUNDS
Investment Company Blanket Bond
Tab#: 7030722, Submission #: 709006420
Policy#: 009657046
Replacement of Policy # 006250302
Policy Period Effective Date From: 12/04/2006 To 12/04/2007

Dear Andre:

On behalf of National Union Fire Insurance Company of Pittsburgh, Pa. (hereinafter "Insurer"), I am pleased to confirm the conditional binding of coverage in accordance with our agreement as set forth below and subject to the conditions set forth herein. Please review said Conditional Binder for accuracy and contact the Insurer prior to the effective date of policy coverage of any inaccuracy(ies) found within the issued Conditional Binder. If the Insurer does not hear from you prior to the effective date of policy coverage, it will be understood that the Conditional Binder has been accepted as an accurate description of the agreed upon terms of coverage.

***IMPORTANT POLICY ISSUANCE VERIFICATION***

A policy will be issued with the name and address of the Insured exactly as referenced in the “Policy Information” Section of this Conditional Binder. If this information is inaccurate, please advise us immediately.

POLICY INFORMATION

INSURED:	GENWORTH FINANCIAL ASSET MANAGEMENT FUNDS

INSURED’S ADDRESS:	16501 VENTURA BLVD DEPT. 612
ENCINO, CA 91432

TYPE OF POLICY:	Investment Company Blanket Bond

BASIC FORM:	41206 (9/84)

INSURANCE COMPANY:	National Union Fire Insurance Company of Pittsburgh, Pa.

POLICY NUMBER:	009657046

EFFECTIVE DATE:	12/04/2006	EXPIRATION DATE:	12/04/2007

COVERAGE FORMS	SINGLE LOSS LIMIT OF LIABILITY	SINGLE LOSS DEDUCTIBLE
(A) FIDELITY	$1,000,000	$ NIL
(B) AUDIT EXPENSE	$ 25,000	$5,000
(C) ON PREMISES	$1,000,000	$ NIL
(D) IN TRANSIT	$1,000,000	$ NIL
(E) FORGERY OR ALTERATION	$1,000,000	$10,000
(F) SECURITIES	$1,000,000	$10,000
(G) COUNTERFEIT CURRENCY	$1,000,000	$10,000
(H) STOP PAYMENT	$ 25,000	$5,000
(I) UNCOLLECTIBLE ITEMS OF DEPOSIT	$ 25,000	$5,000
(J) COMPUTER SYSTEMS	$1,000,000	$10,000
(K) VOICE INTITIATED FUNDS TRANSFER	$1,000,000	$10,000
(L) TELEFACSIMILIE TRANSFER FRAUD	$1,000,000	$10,000
(M) UNAUTHORIZED SIGNATURES	$ 25,000	$5,000

OTHER TERMS:	Per Insurer Quote/Indication Letter dated 11/27/2006 except as indicated below.

PREMIUM:	$3,640

COMMISSION:	15.00%

Important Conditions Of Conditional Binder: See Below

OUTSTANDING SUBJECT TO INFORMATION

1. 2005 FINANCIAL STATEMENTS

ENDORSEMENTS

The following riders will be added to the basic policy:

1.	CALIFORNIA PREMIUM RIDER
2.	COVERAGE TERRITORY ENDORSEMENT (OFAC)
3.	FORMS INDEX ENDORSEMENT
4.	AMENDED FIDELITY AGREEMENT
5.	Computer Systems
6.	Voice Intiated Transfer Fraud
7.	Telefacsimile Transfer Fraud
8.	Unauthorized Signatures

CONDITIONS OF CONDITIONAL BINDER

When signed by the Insurer, the coverage described above is in effect from 12:01 AM of the Effective Date listed above to 12:01 AM of the Expiration Date listed above, pursuant to the terms, conditions and exclusions of the policy form listed above, any policy endorsements described above, and any modifications of such terms as described in this Conditional Binder section. Unless otherwise indicated, this Conditional Binder may be canceled prior to the Effective Date by the Insured, or by the Broker on the behalf of the Insured, by written notice to the Insurer or by the surrender of this Conditional Binder stating when thereafter such cancellation shall be effective. Unless otherwise indicated, this Conditional Binder may be canceled by the Insurer prior to the Effective Date by sending written notice to the Insured at the address shown above stating when, not less than thirty days thereafter, such cancellation shall be effective. Unless otherwise indicated, this Conditional Binder may be canceled by the Insurer or by the Insured on or after the Effective Date in the same manner and upon the same terms and conditions applicable to cancellation of the policy form listed above.Issuance by the Insurer and acceptance by or on the behalf of the Insured of the policy shall render this Conditional Binder void except as indicated below.

Notwithstanding the payment of any premium or the issuance of any policy pursuant to this conditional binder, this conditional binder shall be considered to be a TEMPORARY AND CONDITIONAL BINDER and is conditioned upon receipt, review and written underwriting approval of the additional information specified in the section entitled Outstanding Subject To Information. If such information is not received, reviewed and approved in writing by the Insurer within 30 days from the date that this conditional binder letter is executed by the Insurer, then this conditional binder and any policy issued pursuant thereto will be automatically null and void ab initio (void from the beginning) and have no effect. This conditional binder may be extended only in writing from the Insurer.

A condition precedent to coverage afforded by this Conditional Binder is that no material change in the risk occurs and no submission is made to the Insurer of a claim or circumstances that might give rise to a claim between the date of this Conditional Binder indicated above and the Effective Date.

Please note this Conditional Binder contains only a general description of coverages provided. For a detailed description of the terms of a policy you must refer to the policy itself and the endorsements bound herein.

PREMIUM PAYMENT
Our accounting procedures require that payment be remitted within 30 days of the effective date of coverage or 15 days from the billing date, whichever is later.

We appreciate your compliance with this procedure.

We appreciate your business and hope that we can be of further service to you in the future.

Sincerely,

/s/ Philip Kupersavage

Philip Kupersavage
Underwriter

If you have any questions regarding this policy, or for any other service needs, please contact our AIG Broker Services:

Monday-Friday 9:00 AM - 6:00 PM Eastern
Telephone: 1-877-TO-SERVE or (877)867-3783
E-mail: TOSERVE@aig.com
Fax: (800) 315-3896	Raising the bar with commitment to quality

RESOLUTIONS

The undersigned hereby certifies that he is the duly elected Assistant Secretary of Genworth Financial Asset Management Funds (the “Trust”) and that the Board of Trustees, including a majority of the Trustees who are not “interested persons” of the Trust, adopted the following resolutions at a meeting at which a quorum was present on November 17, 2006:

NOW, THEREFORE, BE IT RESOLVED, That it is the finding of the members of the Board at this Meeting that the Fidelity Bond written by National Union Fire Insurance Company (the “Bond”) covering the officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Fund’s portfolio, the nature of the securities in that portfolio, the number of parties named as insured parties under the Bond and the nature of the business activities of the parties; and further

RESOLVED, That the premium, in any, to be paid by the Fund under the Bond for the forthcoming period be, and it hereby is, approved by vote of the members of the Boards (all members voting) and separately by the “non-interested” members, after having given due consideration to, among other things, the number of parties insured under the Bond, the nature of the business activities of those parties, the amount of the Bond, the amount of the premium, if any, for such Bond, the ratable allocation of the premium, if any, among all the parties named as insureds and the extent to which the share of the premium allocated to the Fund under the Bond is less than the premium, if any, the Fund would have had to pay had each maintained a single insured bond; and further.

RESOLVED, That the Bond be, and hereby is, approved by vote of a majority of the members of the Boards (all members voting) and separately by a majority of the “non-interested” members; and further

RESOLVED, That the actions of the officers of the Fund in obtaining the Bond with National Union Fire Insurance Company be, and hereby are, ratified, confirmed and approved.

Witness my hand this 8th day of December 2006,

/s/ Frank L. Newbauer Frank L. Newbauer Assistant Secretary